One Franklin Parkway San Mateo, CA 94403-1906 tel 800.632.2350 franklintempleton.com

July 12, 2024

VIA EDGAR
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549-8626

Subject:	Legg Mason ETF Investment Trust (the “Trust”)

Dear Ms. Fettig:

On behalf of the Trust, the following are the responses to the comments of the Staff of the U.S. Securities and Exchange Commission (“SEC”) conveyed telephonically to us on May 10, 2024, regarding the Trust’s filing with the SEC on Form N-CSR for the reporting period ended March 31, 2023 on behalf of the Western Asset Short Duration Income ETF (“Short Duration Income ETF”) and Western Asset Total Return ETF (“Total Return ETF” and together with the Short Duration Income ETF, the “Funds”) series of the Trust.  Each comment is summarized below, followed by the applicable Fund’s response to the comment.

1.
Comment:  With respect to the “Statements of changes in net assets” in the financial statements for the Total Return ETF on page 50 of the annual shareholder report, it appears that the information presented does not correctly reflect the Fund’s change in fiscal year end from December 31 to March 31, effective as of March 31, 2022. Please revise the information provided for the fiscal periods ended 2022 and 2021 accordingly.

Additionally, please revise corresponding reporting period references in the “Report of independent registered public accounting firm” (“audit opinion”) with respect to the Total Return ETF as appropriate, and also update the references in such Report to refer to the “Fund” or “Funds” as applicable.

Please also consider whether such comments are applicable to the annual shareholder report for the Total Return ETF for the period ended March 31, 2024.

Response:  The annual shareholder report and the related audit opinion has been amended as requested and re-filed on Form N-CSR/A in response to the Staff’s comments. The Fund also considered and incorporated such comments as applicable to the annual shareholder report for the period ended March 31, 2024.

Ms. Fettig July 12, 2024 Page 2

2.
Comment:  In the “Financial highlights” table for the annual shareholder report of the Total Return ETF, please add information with respect to the Fund’s fiscal year ended December 31, 2018, so that at least the latest five full fiscal years are provided as required by Regulation S-X.

Response: The annual shareholder report has been amended as requested and re-filed on Form N-CSR/A in response to the Staff’s comment.

3.
Comment:  In each of the Certifications filed as exhibits to the Form N-CSR filing pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (“Certifications”), please revise to include a reference to Section 13(a) of the Securities Exchange Act of 1934, as appropriate.

Response: The Certifications have been amended as requested and re-filed with the amended filing on Form N-CSR/A in response to the Staff’s comment.

4.
Comment:  We note that the Total Return ETF discloses investments in “OTC Written Options” (see page 42 of the annual shareholder report). In future filings, including the annual shareholder report for the period ended March 31, 2024, please include disclosure responsive to the requirements of footnote 3 to Rule 12-13 of Regulation S-X with respect to these investments, which requires a description of the underlying investment as described in such Rule, as applicable.

Response:  The Fund will include this disclosure in future filings, as applicable. The Fund has also considered and incorporated such comments as applicable to the annual shareholder report for the period ended March 31, 2024.

We believe that we have responded fully to each of the Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at (916) 463-1966, or, in his absence, Vivek Pai at (954) 612-3313.

Very truly yours,

/s/ Christopher Kings
Christopher Kings
Senior Vice President,
Global Fund Administration & Oversight
Franklin Templeton
On behalf of the Trust